UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d – 100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

AMERICAN RETIREMENT VILLAS PROPERTIES III, L.P.
(Name of Subject Company (Issuer))

ARVP III ACQUISITION, L.P.
ARV ASSISTED LIVING, INC.
ATRIA SENIOR LIVING GROUP, INC.

(Name of Filing Person (Offeror))

LIMITED PARTNERSHIP UNITS

(Title of Class of Securities)

029317203
(CUSIP Number of Class of Securities)

John A. Moore
Chief Executive Officer
ARVP III Acquisition, L.P.
ARV Assisted Living, Inc.
Atria Senior Living Group, Inc.
501 South Fourth Avenue, Suite 140
Louisville, KY 40202
(502) 719-1600
(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of filing person)

With a copy to:
Lee Parks, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$3,543,522.80	$449

* For purposes of calculating amount of filing fee only. This calculation assumes the purchase of 8,858.807 of the outstanding limited partnership units of American Retirement Villas Properties III, L.P. at a purchase price of $400 per unit.

** The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 0.012670% of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid: $253.70

Form or Registration No.: Schedule TO

Filing Party: Atria Senior Living Group, Inc., ARVP III Acquisition, L.P. and ARV Assisted Living, Inc.

Date Filed: January 21, 2004

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

     This Amendment No. 2 to Tender Offer Statement on Schedule TO (this “Amended Statement”) amends and supplements the Tender Offer Statement on Schedule TO (the “Initial Statement”) filed with the Securities and Exchange Commission (the “SEC”) on January 21, 2004, by ARVP III Acquisition, L.P., a California limited partnership (the “Purchaser”), Atria Senior Living Group, Inc. (“Atria”) and ARV Assisted Living, Inc., a Delaware corporation (“ARV,” and together with Atria and the Purchaser, the “Filing Persons”), as amended and supplemented by Amendment No. 1 to the Initial Statement on Schedule TO filed by the Filing Parties with the SEC on March 4, 2004 (“Amendment No. 1”). ARV, which is wholly-owned by Atria, is the general partner of the Purchaser. This Amended Statement is being filed in connection with the definitive Offer to Purchase and Consent Solicitation Statement filed with the SEC on the date hereof by the Filing Persons (the “Offer to Purchase”). Because the Offer to Purchase is also serving as a consent solicitation statement by the Purchaser, it has also been filed as part of the amended definitive proxy statement filed on the date hereof on Schedule 14A by the Filing Persons. This Statement relates to the contemplated offer (the “Offer”) by the Purchaser for all of the outstanding limited partnership units (the “Units”) of American Retirement Villas Properties III, L.P., a California limited partnership. Because the transactions contemplated by the Offer to Purchase would be a Rule 13e-3 transaction, this Amended Statement is also being filed on the date hereof in compliance with that rule.

     In accordance with the rules of the SEC, the Filing Persons are amending and supplementing the Initial Statement, as amended and supplemented by Amendment No. 1, by providing the information set forth below. The information set forth in the Offer to Purchase (including all schedules and annexes thereto) is hereby incorporated by reference herein in answer to the items of this Amended Statement.

ITEM 12. Exhibits

(a)(1)(A)	Offer to Purchase and Consent Solicitation Statement*

(a)(1)(B)	Agreement of Assignment and Transfer**

(a)(1)(C)	Consent Form***

(a)(1)(D)	Letter to Unitholders****

(a)(1)(E)	Letter to Custodians and Brokers*****

(a)(1)(F)	Notice of Withdrawal from the Offer******

(a)(3)	Offer to Purchase and Consent Solicitation Statement (filed as Exhibit (a)(1)(A) above)

(a)(5)	Notice of Hearing

(d)(2)	The Merger Agreement (included as Annex A to the Offer to Purchase and Consent Solicitation Statement filed as Exhibit (a)(1)(A) above)

*	This Exhibit (a)(1)(A) replaces and supercedes Exhibit (a)(1)(A) contained in the Initial Statement, as amended and supplemented by Amendment No. 1.

**	This Exhibit (a)(1)(B) replaces and supercedes Exhibit (a)(1)(B) contained in the Initial Statement.
***	This Exhibit (a)(1)(C) replaces and supercedes Exhibit (a)(1)(C) contained in the Initial Statement.
****	This Exhibit (a)(1)(D) replaces and supercedes Exhibit (a)(1)(D) contained in the Initial Statement.
*****	This Exhibit (a)(1)(E) replaces and supercedes Exhibit (a)(1)(E) contained in the Initial Statement.
******	This Exhibit (a)(1)(F) replaces and supercedes Exhibit (a)(1)(F) contained in the Initial Statement.

ITEM 13. Information required by Schedule 13e-3

     ITEM 16. Exhibits

(c)(2)	Letter of Amendment of Cushman & Wakefield of California, Inc.

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EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase and Consent Solicitation Statement*

(a)(1)(B)	Agreement of Assignment and Transfer**

(a)(1)(C)	Consent Form***

(a)(1)(D)	Letter to Unitholders****

(a)(1)(E)	Letter to Custodians and Brokers*****

(a)(1)(F)	Notice of Withdrawal from the Offer******

(a)(3)	Offer to Purchase and Consent Solicitation Statement (filed as Exhibit (a)(1)(A) above)

(a)(5)	Notice of Hearing

(c)(2)	Letter of Amendment from Cushman &Wakefield of California, Inc.

(d)(2)	The Merger Agreement (included as Annex A to the Offer to Purchase and Consent Solicitation Statement filed as Exhibit (a)(1)(A) above)

*	This Exhibit (a)(1)(A) replaces and supercedes Exhibit (a)(1)(A) contained in the Initial Statement, as amended by Amendment No. 1.

**	This Exhibit (a)(1)(B) replaces and supercedes Exhibit (a)(1)(B) contained in the Initial Statement.
***	This Exhibit (a)(1)(C) replaces and supercedes Exhibit (a)(1)(C) contained in the Initial Statement.
****	This Exhibit (a)(1)(D) replaces and supercedes Exhibit (a)(1)(D) contained in the Initial Statement.
*****	This Exhibit (a)(1)(E) replaces and supercedes Exhibit (a)(1)(E) contained in the Initial Statement.
******	This Exhibit (a)(1)(F) replaces and supercedes Exhibit (a)(1)(F) contained in the Initial Statement.

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SIGNATURE

     After due inquiry and to my best knowledge and belief, I certify that the information set forth in this Amended Statement is true, complete and correct.

ARV Assisted Living, Inc.

By:	/s/ Mark Jessee
Name: Mark Jessee
Title: Chief Financial Officer

ARVP III Acquisition, L.P. By: ARV Assisted Living, Inc., its general partner

By:	/s/ Mark Jessee
Name: Mark Jessee
Title: Chief Financial Officer

Atria Senior Living Group, Inc.

By:	/s/ Mark Jessee
Name: Mark Jessee
Title: Chief Financial Officer